Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street  |  New York, NY 10019-6131  |  tel 212.858.1000  |  fax 212.858.1500

December 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	Atlantic Coastal Acquisition Corp. II
Preliminary Proxy Statement on Schedule 14A
Filed November 3, 2023
File No. 001-41224

Ladies and Gentlemen:

On behalf of Atlantic Coastal Acquisition Corp. II (the “Company”), we respectfully submit this letter in response to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission on November 16, 2023, with respect to the Company’s preliminary proxy statement on Schedule 14A filed on November 3, 2023 (the “Preliminary Proxy”).

Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

The oral comment from the Staff pertained to disclosure in the Preliminary Proxy regarding the Company’s intention to liquidate all securities held in the Company’s trust account (the “Trust Account”) and instead hold the funds in the Trust Account in cash in a bank demand deposit account on or prior to the 24-month anniversary of the effective date of the registration statement relating to the Company’s initial public offering. Specifically, the Staff noted that since the Company has not yet liquidated those securities and that all the funds in the Trust Account are currently held in U.S. government securities or money market funds, the longer the funds in the Trust Account are held in such U.S. government securities or money market funds, the greater the risk that the Company will be deemed to be an unregistered investment company under the Investment Company Act of 1940 (the “Investment Company Act”).

The Company acknowledges the Staff’s oral comment and has revised the disclosure (including risk factor disclosure) in the Company’s definitive proxy statement on Schedule 14A, filed on December 1, 2023, to reflect the greater risk of the Company being deemed an unregistered investment company under the Investment Company Act as a result of the funds in the Trust Account currently being held in U.S. government securities or money market funds.

December 1, 2023

Please call me at (212) 858-1101 if you have any questions or require any additional information in connection with the foregoing. We appreciate your assistance in this matter.

Sincerely,

/s/ Stephen C. Ashley

Stephen C. Ashley

cc:	Shahraab Ahmad, Atlantic Coastal Acquisition Corp. II